David W. Freese

Associate

+1.215.963.5862

david.freese@morganlewis.com

October 21, 2019

FILED AS EDGAR CORRESPONDENCE

Alison White, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Frost Family of Funds 485(a) Filing (File Nos. 333-229001 and 811-23410)

Dear Ms. White:

On behalf of our client, Frost Family of Funds (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 2, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 4, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Frost Global Bond Fund (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Frost Investment Advisors, LLC (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectuses

1.	Comment. Please update the Fund’s name in each Prospectus’s table of contents, as necessary.

Response. The requested change has been made.

2.	Comment. Regarding the second footnote to the Fund’s fee table (which was the only footnote as filed in the Amendment), please confirm that the Adviser may recoup previously waived investment advisory fees or previously reimbursed Fund expenses during the three-year period from the date of the applicable waiver or reimbursement.

Response. The Trust confirms that the Adviser may recoup previously waived investment advisory fees or previously reimbursed Fund expenses during the three-year period from the date of the applicable waiver or reimbursement.

3.	Comment. Regarding the third paragraph of the “Principal Investment Strategies” section, please confirm that the Adviser employs five primary strategies or revise the disclosure accordingly.

Response. The noted disclosure has been updated in response to this Comment. The five primary strategies employed by the Adviser are: (i) determining an average interest rate target for the Fund based off analysis of duration and the yield curve; (ii) determining a best estimate of asset category allocations for the Fund; (iii) determining a balance of asset classes that offer the best potential performance given the Adviser’s estimates of economic growth, interest rate direction and relative value; (iv) determining the best credit sector allocation for the Fund, given those same inputs, defined by security ratings sourced from the national ratings agencies; and (v) individual security selection.

4.	Comment. In the second sentence of the fifth paragraph of the “Principal Investment Strategies” section, please add the word “debt” after the word “government,” if appropriate.

Response. The requested change has been made.

5.	Comment. In the “Principal Risks” section, please consider revising the last sentence of the first paragraph of “Interest Rate Risk.”

Response. The referenced sentence has been deleted.

6.	Comment. In the “Principal Risks” section, please consider deleting or relocating the second paragraph of “Interest Rate Risk” because it relates more to Prepayment Risk, which is described later in the Prospectus.

Response. The noted paragraph has been deleted in response to this Comment.

7.	Comment. Please consider designating the third paragraph of “Credit Risk” in the “Principal Risk” section as its own risk factor relating to the risks associated with below investment grade securities.

Response. The requested change has been made.

8.	Comment. Please consider disclosing any limitations on Fund investments in collateralized loan obligations (“CLOs”) in “Collateralized Loan Obligations Risk” in the “Principal Risks” section.

Response. The Adviser confirms that the Fund does not have any limits on investing in CLOs as a principal investment strategy. Accordingly, no disclosure has been added in response to this Comment. The Adviser currently expects that, over the long term, the Fund’s average exposure to CLOs will range from 5%-10% of the Fund’s net asset. However, the Fund’s exposure to CLOs may fall outside of this range to a material degree at any particular time.

9.	Comment. If the Adviser expects that the Fund will focus its investments in any particular market sector, please disclose the risks of investing in such sector(s) under “Sector Focus Risk” in the “Principal Risks” section.

Response. The Adviser confirms that while the Fund may have focused exposure to particular market sectors at any particular time, the Adviser does not expect that the Fund will focus on any particular sector as a principal investment strategy. Accordingly, no disclosure has been added in response to this Comment.

10.	Comment. Please move the “Tax Information” section to after the “Purchase and Sale of Fund Shares” section.

Response. The requested change has been made.

11.	Comment. Please delete the last sentence of the second paragraph of the “More Information about Risk” section if the Prospectuses will not be combined with the prospectuses of the other funds managed by the Adviser.

Response. The requested change has been made.

12.	Comment. In the “Portfolio Managers” and “Taxes” sections, please remove references to the other funds managed by the Adviser if the Prospectuses will not be combined with the prospectuses of such other funds.

Response. The requested change has been made.

Comments on Part C

13.	Comment. Please ensure that the Investment Advisory Agreement and Expense Limitation Agreement applicable to the Fund are filed with the SEC as exhibits to the post-effective amendment to the Trust’s registration statement on Form N-1A (the “Registration Statement”) for the Fund filed pursuant to Rule 485(b) under the 1933 Act (the “485(b) Filing”).

Response. The Investment Advisory Agreement and Expense Limitation Agreement applicable to the Fund have been filed as part of the 485(b) Filing.

14.	Comment. In Item 28(d)(2), please change the reference of June 14, 2019 to June 17, 2019.

Response. The requested change has been made.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Very truly yours,

/s/ David W. Freese

David W. Freese

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